

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via Facsimile
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

   Re: **Revolutions Medical Corporation**
       Form 10-K for the year ended December 31, 2010
         Filed March 31, 2011
       Form 10-Q for the quarter ended March 31, 2011
         Filed May 17, 2011
       File No. 0-28629

Dear Mr. Wheet:

  We have reviewed your letter dated June 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. We note from your response to prior comment 3 that you plan to amend your Form 10-K to correct certain errors. We do not see where you have provided sample disclosure that provides the effect of the restatements on your financial statement line items as required by paragraphs 250-10-50-7 through 10. Please provide us with your proposed restatement footnote that you intend to present in your restated financial statements.

2. Additionally we note that you continue to exclude "depreciation and amortization" and "compensation cost for options" from your operating loss. We note from your responses to comments 5 and 6 in your letter dated May 25, 2011 that you indicated you would revise

your presentation of these line items in future filings, but it does not appear that you have done so. Please advise or revise.

Balance Sheet, page F-3

3. We note your response to prior comment 4. Please explain to us if there are provisions in your contracts that allow you to recover the shares issued in the event that services have not been provided in a satisfactory manner. Additionally please tell us how you plan to revise your disclosures in future filings regarding these contracts.

4. We note from your response to prior comment 5 that in accordance with your indemnification agreement, you place common stock into account in order to satisfy the judgment against Mr. Gifford Mabie. Please explain to us how you account for the stock transfer into the account prior to its sale. Cite any authoritative literature upon which you rely.

5. Additionally we note from your response to prior comment 5 that your convertible debt agreements with Asher Enterprises allow the lender to convert at a discount of 45% of the lowest closing prices of your common stock in the ten trading days prior to conversion. Please explain to us how you evaluated and are accounting for this conversion feature under FASB ASC paragraphs 815-40-25-7 through 35.

Statements of Stockholders Equity, page F-7

6. We note your response to prior comment 8. Please address the following:

- Explain to us how you valued and accounted for the 12,208 shares you issued to acquire the minority interest of Clear Image.

- Explain to us how you determined the fair value of the remaining portion of the minority interest.

- Additionally we note that you credited goodwill in the amount of $209,776 as a result of this transaction. Please explain to us when this goodwill was originally recorded in your financial statements and your basis for crediting goodwill in this transaction. Cite any authoritative literature upon which you are relying.

Form 10-Q for the quarter ended March 31, 2011

Note 1 – Summary of Significant Accounting Policies, page 7

7. We note your response to prior comment 13. Please explain to us how you intend to modify your disclosure in future filings in response to this comment.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief